GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

04 MAR -8 AM 7:21

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref: GCSS-EL/0437/04/LTR

04010337

3 March 2004

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 26 February 2004 (*Request for Trading Halt*);
- 26 February 2004 (*Unaudited Full Year Financial Statement and Dividend Announcement for the Period Ended 31 December 2003*);
- 26 February 2004 (*Interested Person Transactions – Provision of Shareholders' Loans to Joint Ventures*);
- 26 February 2004 (*Proposed One-off Special Cash Dividend, Proposed Bonus Issue of Bonus Warrants and Proposed Renounceable Rights Issue of Preference Shares*);
- 26 February 2004 (*Request for Lifting of Trading Halt*); and
- 27 February 2004 (*S$700,000 Medium Term Note Programme – Series No. 011 for S$50,000,000 3.50% Per Annum Unsecured Fixed Rate Notes Due 2004*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

dlw 3/8

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

MASNET No. 28 OF 26.02.2004
Announcement No. 28

04 MAR -8 AM 7:21

CITY DEVELOPMENTS LIMITED

Request for Trading Halt

Date of Trading Halt:	26/02/2004
Time of Trading Halt:	1400 hours
Reasons for Trading Halt:	Pending Announcement

Submitted by Enid Ling Peek Fong, Company Secretary on 26/02/2004 to the SGX

04 MAR -3 AM 7:21

MASNET No. 163 OF 26.02.2004
Announcement No. 163

CITY DEVELOPMENTS LIMITED

Unaudited Full Year Financial Statement And Dividend Announcement for the Period Ended 31 December 2003

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) **An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.**

These figures have not been audited.

	The Group Full Year ended 31 December 2003	2002	Increase/ (Decrease)
	S$'000	S$'000	%
Revenue	2,325,976	2,288,696	1.6
Cost of sales	(1,327,036)	(1,139,293)	16.5
Gross profit	998,940	1,149,403	(13.1)
Other operating income	64,896	66,945	(3.1)
Administrative expenses	(405,246)	(421,862)	(3.9)
Other operating expenses	(389,696)	(370,200)	5.3
Profit from operations (1)	268,894	424,286	(36.6)
Finance costs	(162,375)	(191,026)	(15.0)
Profit before share of results of associated companies and jointly controlled entities	106,519	233,260	(54.3)
Share of loss of associated companies	(78)	(1,049)	(92.6)
Share of profit of jointly controlled entities (2)	107,376	10,872	887.6
Profit from ordinary activities before taxation	213,817	243,083	(12.0)
Taxation (3)	(30,404)	(43,424)	(30.0)
Profit from ordinary activities after taxation	183,413	199,659	(8.1)
Minority interests	(31,131)	(48,456)	(35.8)
Net profit	152,282	151,203	0.7
Earnings per share (basic and fully diluted)	18.78 cents	18.88 cents	

Note :

(1) Profit from operations includes the following :

	The Group Full year ended 31 December 2003 S$'000	2002 S$'000
Interest income	26,985	39,686
Profit on sale of investments, property, plant and equipment (net)	15,851 (4)	412
Net exchange gain	5,661	11,768
Investment income (5)	8,806	3,105
Depreciation	(166,355)	(209,267)
Property, plant and equipment written off	(466)	(64,412)
(Allowance for)/Write-back of foreseeable losses on development properties (net)	(47,574)	11,044
Impairment losses made for property, plant and equipment	(13,522)	(31,726)
Amortisation	(6,788)	(7,373)
Allowance for doubtful debts (net)		
- trade	(2,202)	(2,206)
- non-trade	(13,935) (6)	-

(2) Share of profit of jointly controlled entities increased by $96.5 million against 2002. The increase is primarily from profits recognised on the sale of Lot 1 Shoppers' Mall by a jointly controlled entity in which the Group has a 50% interest, as well as profit from the sale of its 50% share in Seoul City Tower Co., Ltd.

(3) Taxation for the year is derived at by applying the varying statutory tax rates of the different countries in which the Group operates on its taxable profit/(losses) and taxable temporary differences.

Write-back of overprovision of taxation in prior years of $11.7 million (2002: $14.6 million) for the Group (including its share of those of its associated companies and jointly controlled entities) has been included in the tax charge for the year.

(4) This includes profit of approximately $17 million achieved on the disposal of non-core assets of subsidiaries comprising a staff hostel in London and an interest in a joint venture for a mixed development in China.

(5) Investment income includes dividend income and profit/(loss) on sale of short-term investments.

(6) This relates to a provision against a loan note on a hotel in Florida sold by a subsidiary. Part of the consideration for the sale was in the form of a loan note to the subsidiary secured on the property. The purchaser has now filed for protection from bankruptcy and the subsidiary has therefore decided that it is prudent to make a provision against the loan note.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Notes	<--------- The Group ---------->		<----- The Company ------>	
		As at 31.12.2003 S$'000	As at 31.12.2002 S$'000	As at 31.12.2003 S$'000	As at 31.12.2002 S$'000
Non-Current Assets					
Property, plant and equipment	(1)	9,145,659	7,397,005	664,638	670,453
Investments in subsidiaries		-	-	2,204,934	2,125,806
Investments in associated companies		1,383	27,651	-	-
Investments in jointly controlled entities	(2)	246,029	159,246	68,495	63,385
Financial assets		25,432	22,101	15,546	16,825
Deferred financial charges		13,368	19,284	397	390
Intangible assets		298	253	-	-
Other non-current assets		111,010	115,238	60,714	36,807
Current Assets					
Development properties		2,237,893	2,178,284	1,861,622	1,777,621
Consumable stocks		13,159	12,491	1,159	1,219
Financial assets		30,158	20,528	-	-
Trade and other receivables		663,264	701,596	687,134	687,451
Cash and cash equivalents		571,400	614,787	255,477	191,316
		3,515,874	**3,527,686**	**2,805,392**	**2,657,607**
Less:					
Current Liabilities					
Bank overdrafts		4,511	4,980	-	-
Trade and other payables		686,434	695,585	848,628	639,341
Bank loans		44,865	108,631	44,082	102,681
Current portion of long-term liabilities		367,906	475,581	125,000	200,000
Bonds and notes - repayable within 12 months		321,075	190,351	120,000	147,000
Employee benefits		11,861	15,045	1,112	1,519
Provision for taxation		76,308	123,302	15,081	51,138
Provisions		6,383	-	-	-
		1,519,343	**1,613,475**	**1,153,903**	**1,141,679**
Net Current Assets		**1,996,531**	**1,914,211**	**1,651,489**	**1,515,928**
Less:					
Non-Current Liabilities					
Interest-bearing loans and other borrowings		4,142,603	4,071,027	1,069,975	938,199
Employee benefits		16,125	11,784	-	-
Deferred tax liabilities	(1)	698,120	317,126	24,177	21,841
Provisions		10,839	10,335	-	-
		4,867,687	**4,410,272**	**1,094,152**	**960,040**
Less:					
Minority Interests	(1)	2,069,015	1,382,546	-	-
NET ASSETS		**4,603,008**	**3,862,171**	**3,572,061**	**3,469,554**
CAPITAL AND RESERVES					
Share capital		413,593	400,511	413,593	400,511
Reserves		4,189,415	3,461,660	3,158,468	3,069,043
		4,603,008	**3,862,171**	**3,572,061**	**3,469,554**

Explanatory Notes to Balance Sheet:

(1) The increases in property, plant and equipment, deferred tax liabilities and minority interests of the Group are primarily due to the change in accounting policy on hotel properties (refer to Item 5 of this announcement for details) and the strengthening of Sterling against Singapore dollar during the year.

(2) The increase in investments in jointly controlled entities is mainly due to the Group's 50% share of profits arising from the sale of both Lot 1 Shoppers' Mall and Seoul City Tower Co., Ltd.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 31.12.2003		As at 31.12.2002	
Secured	Unsecured	Secured	Unsecured
$315,342,000	$420,576,000	$187,772,000	$586,988,000

Amount repayable after one year

As at 31.12.2003		As at 31.12.2002	
Secured	Unsecured	Secured	Unsecured
$2,632,492,000	$1,488,780,000	$2,780,289,000	$1,266,305,000

Details of any collateral

The borrowings by subsidiaries are generally secured by:

- mortgages on their land and buildings, properties under development, development properties for sale and/or hotel properties and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds and any alienation of properties

The borrowings by the Company are unsecured.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Full Year 2003 S$'000	Full Year 2002 S$'000
Operating Activities		
Profit from ordinary activities before taxation	213,817	243,083
Adjustments for:		
Amortisation of deferred financial charges	6,774	7,359
Amortisation of intangible assets	14	14
Depreciation	166,355	209,267
Deferred financial charges written off	32	-
Property, plant and equipment written off	466	64,412
Profit on sale of property, plant and equipment	(9,755)	(412)
Share of loss of associated companies	78	1,049
Share of profit of jointly controlled entities	(107,376)	(10,872)
Interest income	(26,985)	(39,686)
Finance costs	162,375	191,026
Dividend income	(8,704)	(3,105)
Allowance for diminution in value of investments (written back)/made (net)	(1,772)	28
Allowance for foreseeable losses on development properties made/(written back) (net)	47,574	(11,044)
Allowance for doubtful debts made (net)	16,137	2,206
Impairment losses for intangible assets	-	100
Impairment losses for property, plant & equipment	13,522	31,726
Operating profit before working capital changes	472,552	685,151
Changes in working capital		
Development properties	(85,153)	182,240
Stocks, trade and other receivables	27,034	55,940
Related corporations	67,773	(1,847)
Trade and other payables	(10,966)	(92,859)
Employee benefits	1,128	(7,056)
(Decrease)/Increase in working capital	(184)	136,418
Income tax paid	(69,150)	(67,496)
Cash flows from operating activities carried forward	403,218	754,073

	Full Year 2003 S$'000	Full Year 2002 S$'000
Cash flows from operating activities brought forward	403,218	754,073
Investing Activities		
Purchase of property, plant and equipment	(109,544)	(110,303)
Proceeds from sale of property, plant and equipment	20,303	18,004
Increase in deferred financial charges	(812)	(9,381)
Increase in intangible assets	(61)	(104)
Decrease in investments in jointly controlled entities	2,198	17,800
Cash flow on acquisition of subsidiaries (net of cash)	(51,621)	-
Payment of deferred consideration[1]	(71,707)	-
(Increase)/Decrease in financial assets	(8,386)	10,298
Interest received (including amounts capitalised as property, plant and equipment and development properties)	27,149	39,686
Dividend received		
- investments	8,704	3,105
- jointly controlled entities	45,460	49,275
Cash flows from investing activities	(138,317)	18,380
Financing Activities		
Capital contribution to minority shareholders	(60,076)	(138,154)
Proceeds from term loans	210,186	405,188
Repayment of term loans	(319,286)	(618,450)
Repayment to finance lease creditors	(31,932)	(1,967)
Proceeds from issuance of bonds and notes	379,304	720,319
Repayment of bonds and notes	(190,533)	(786,400)
Decrease in other long-term liabilities	(5,006)	(18,793)
Proceeds from bank loans	-	7,585
Repayment of bank loans	(63,978)	(173,177)
Payment of interest on deferred consideration[1]	(13,551)	-
Dividend paid	(46,860)	(46,860)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(177,619)	(209,838)
Cash flows from financing activities	(319,351)	(860,547)
Net decrease in cash and cash equivalents carried forward	(54,450)	(88,094)

	Full Year	
	2003	2002
	S$'000	S$'000
Net decrease in cash and cash equivalents brought forward	(54,450)	(88,094)
Exchange differences arising on translation of foreign subsidiaries' cash and cash equivalents	11,532	(273)
Cash and cash equivalents at the beginning of the year (net of bank overdraft)	609,807	698,174
Cash and cash equivalents at the end of the year (net of bank overdraft)	566,889	609,807

Note: -

(1) Deferred Consideration

In December 1999, a subsidiary of the Group acquired a number of hotels in USA and, under the terms of the acquisitions, US$45.0m (plus interest) of the consideration for these hotels was deferred for a period of two years. This consideration was not paid when it originally fell due in December 2001 pending adequate financial assurances that the vendor could honour its indemnity obligations under the terms of the agreement. The parties have now reached agreement and a total of US$48.8m (S$85.3m) was paid during the year. The full amount had already been fully provided for by the subsidiary of the Group.

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

The Group	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Asset Revaluation Reserve S$'000	Exchange Fluctuation Reserve S$'000	Retained Profits S$'000	Total S$'000
At 1 January 2002	400,511	945,032	148,721	-	122,852	2,154,932	3,772,048
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	(2,699)	-	(2,699)
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(5,733)	-	(5,733)
Change of interests in subsidiaries			(578)	-	515	(5,725)	(5,788)
Profit for the year	-	-	-	-	-	151,203	151,203
Dividends	-	-	-	-	-	(46,860)	(46,860)
At 31 December 2002	400,511	945,032	148,143	-	114,935	2,253,550	3,862,171
Surplus on revaluation of hotel properties arising from change in accounting policy *(refer to Item 5 of this announcement for details)*	-	-	-	436,467	-	-	436,467
Exchange differences	-	-	-	24,959	-	-	24,959
Issue of ordinary shares	13,082	110,387	-	-	-	-	123,469
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	50,956	-	50,956
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(436)	-	(436)
Profit for the year	-	-	-	-	-	152,282	152,282
Dividends	-	-	-	-	-	(46,860)	(46,860)
At 31 December 2003	413,593	1,055,419	148,143	461,426	165,455	2,358,972	4,603,008

The Company	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Asset Revaluation Reserve S$'000	Exchange Fluctuation Reserve S$'000	Retained Profits S$'000	Total S$'000
At 1 January 2002	400,511	931,910	63,743	-	(255)	2,031,267	3,427,176
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(424)	-	(424)
Profit for the year						89,662	89,662
Dividends	-	-	-	-	-	(46,860)	(46,860)
At 31 December 2002	400,511	931,910	63,743	-	(679)	2,074,069	3,469,554
Surplus on revaluation of a hotel property arising from change in accounting policy *(refer to Item 5 of this announcement for details)*	-	-	-	855	-	-	855
Issue of ordinary shares	13,082	110,387	-	-	-	-	123,469
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(144)	-	(144)
Profit for the year	-	-	-	-	-	25,187	25,187
Dividends	-	-	-	-	-	(46,860)	(46,860)
At 31 December 2003	413,593	1,042,297	63,743	855	(823)	2,052,396	3,572,061

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the financial year ended 31 December 2003, the Company issued an aggregate of 26,163,919 new ordinary shares of $0.50 each fully paid, being consideration in exchange for:

(i) 120,409,779 shares of $0.05 each fully paid in Target Realty Limited ("TRL") transferred by Hong Leong Investment Holdings Pte. Ltd. and certain of its subsidiaries (collectively, the "Transferors") pursuant to a share transfer agreement entered into by the Company with the Transferors; and

(ii) 81,748,544 TRL shares acquired pursuant to the mandatory unconditional offer made by the Company for TRL shares and from the dissenting shareholders of TRL under Section 215(3) of the Companies Act, Chapter 50,

thus bringing the total issued and paid up capital as at 31 December 2003 to $413,592,821.50, comprising 827,185,643 ordinary shares of $0.50 each.

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed in item 5 below, the accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 December 2002.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

In prior years , the Group stated all of its property, plant and equipment at cost less accumulated depreciation and impairment losses. With effect from 1 January 2003, the Group had changed its accounting policy to state its hotel properties at cost or subsequent revaluation less accumulated depreciation and impairment losses.

The valuations of the hotel properties were based on the carrying amounts of the hotel properties of its hotel subsidiary, Millennium & Copthorne Hotels plc ("M&C") which are reflective of the fair values of the hotel properties. The revaluation of the hotel properties by M&C is performed with sufficient regularity as one third of the entire portfolio of hotel properties are revalued annually by external professional valuers.

Resulting from the change in accounting policy, an asset revaluation reserve of $461.4 million on hotel properties was recognised by the Group.

Consequential to the change in accounting policy for hotel properties, the Group also re-evaluated the residual value of the core component of the hotel buildings. With this re-evaluation, the directors have concluded that the estimates of the residual values used by M&C are appropriate for use by the Group as this will better reflect the value of the core and non-core components of the hotel properties. M&C had ascribed residual values to the hotel properties, depending on the nature, location and tenure of each hotel property. No residual values are ascribed to building surfaces finishes & services.

These changes have the following impact on the net profit for the year:

	The Group $'000
Net profit before changes in accounting policy and estimates on hotel properties	131,355
Effect of changes	20,927
Net profit for the year	152,282

The Group continues to adopt its practice of stating its investment properties at cost less depreciation.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

Basic earnings per ordinary share of 18.78 cents (2002: 18.88 cents) is based on net profit for the year of $152,282,000 (2002: $151,203,000) and the weighted average number of ordinary shares in issue of 810,987,566 (2002: 801,021,724 ordinary shares in issue).

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-

(a) current financial period reported on; and
(b) immediately preceding financial year.

	The Group		The Company	
	31.12.2003 S$	31.12.2002 S$	31.12.2003 S$	31.12.2002 S$
Net asset value per ordinary share at 31.12.2003 of 827,185,643 ordinary shares in issue (at 31.12.2002 : 801,021,724 ordinary shares in issue)	5.56	4.82	4.32	4.33

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Industry Review

A mood of caution, brought on by the announcement of further CPF rate cut in Q3 flowed through to Q4. Discussion of an impending wage restructuring review continued to keep homebuyers at bay, despite the economy showing some signs of improvement. Buying sentiment was still heavily laden by issues of unemployment, the proposed GST hike and other consumer-related concerns. Purchasers preferred to adopt a wait-and-see attitude. These factors contributed to the low number of transactions nationwide – of only 1,148 units in Q4. The full year volume of 5,216 units compared to 9,507 units in 2002, was a sharp drop of over 45%.

Prices of private residential properties declined by 2% in 2003 with Q4 registering a marginal decline of a mere 0.1%. Meanwhile, prices of HDB resale flats were on an upward trend. These indicators were collectively seen as signs that the residential property market was likely to be stabilising.

Group Performance

Whilst 2003 had been a challenging year, the Group nonetheless achieved growth in its revenue by 1.6% to $ 2,326 million (2002: $2,288.7 million). After making impairment provisions for investment and development properties of $77.5 million (2002:$42 million), the after-tax profit attributable to shareholders amounted to $152.3 million (2002: $151.2 million). This amount includes profit contributions from joint venture investments.

The Group continued to be the only listed Singapore property company which adopted a conservative accounting policy of depreciating its investment properties.

Net Asset Value per ordinary share as at 31 December 2003 was $5.56 compared to $4.82 in 2002.

Property

Though nationwide sales volume was down, the Group maintained its market share of approximately 12%. The Group continued to book in profits from pre-sold projects such as Nuovo Executive Condominium ("EC"), Changi Rise Condominium, Goldenhill Park Condominium and The Esparis EC.

The continuing suspension of the Confirmed List in the Government Land Sales programme, extended to June 2004, helped to moderate the oversupply of residential units in the market. However, it had little impact on market sentiments as the extension was for only six months.

The office market continued to be challenging with rental declining by 10.5% in 2003. As such, according to a recent survey by CB Richard Ellis on the world's most expensive office locations, Singapore, which used to be in the top 10 position some years back, has now dropped to the 62nd position. This could in fact turn out to be positive as it makes Singapore a more affordable and attractive destination for businesses. More importantly, economic conditions must be conducive for businesses to operate profitably and contribute to Singapore's status as a growth hub. Occupancy for Q4 continued to decline to 82.1% compared to 84.3% a year ago. Notwithstanding the challenging conditions, the Group maintained its office occupancy at 83%, slightly above the national average.

Hotel

Millennium & Copthorne Hotels plc ("M&C") operated under the most difficult trading periods in its history. Faced with circumstances beyond the Group's control such as the Iraq war, the outbreak of SARS and terrorist threats, M&C reported a pre-tax loss of £6.3 million for the first six months of 2003. However, despite the half year losses, M&C was able to make a quick rebound and returned to profitability for the whole year, the majority of the earnings coming from the recovery in the fourth quarter. For the full year ended 31 Dec 2003, M&C generated pre-tax profit of £18.7 million, of which the Group's 52% share is £9.8 million (approx. $28 million).

In the US, the Millenium Hilton in New York, which was closed as a result of the September 11 incident, eventually re-opened in phases from May 2003 after restoration and refurbishment. Despite incurring pre-opening costs and ongoing legal fees with respect to the legal claims, the hotel's performance has improved significantly and is now operating profitably. Whilst the insurance company has paid another US$6.5m in the year, the Board of M&C has decided, as a matter of prudence, not to recognise any further business interruption income until the legal dispute has been resolved.

The impact of SARS on our hotel operations was unprecedented, particularly in Asia. Our major assets in Taipei, Hong Kong and Singapore were severely hit. Fortunately, as soon as the crisis was over, we saw the rapid recovery of our hotels. The operating profit for Asia in the second half was in line with 2002 despite the RevPAR being down by 7%. In the final quarter of the year, the RevPAR had recovered to be only 1% down on the prior year.

M&C's hotels in Australasia, particularly in New Zealand continued to perform very well.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's performance for the year under review is in line with its expectations as disclosed in the announcement of results for third quarter ended 30 September 2003.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

Property

Sentiments have improved after the Lunar New Year with the economy showing credible gains. GDP growth is expected to be between 3.5% and 5% for 2004 barring any major surprises. Reports have indicated that the unemployment situation is improving and companies are starting to recruit workers again in anticipation of better business prospects.

Many property consultants and analysts have also forecasted a recovery for the residential property market towards the middle of the year, with prices increasing by 5% to 10% for the year. We also note the strong recovery of the property market in other Asian cities particularly in Hong Kong, Bangkok, Jakarta and Kuala Lumpur. We are optimistic that Singapore will follow this trend.

The Group will launch Phase 2 of its Monterey Park Condominium and the remaining phases of Savannah CondoPark in the first half of the year. It also expects to launch the exciting White Site project at Marina Boulevard, of approximately 1,100 apartment units, in the middle of the year. Towards the end of Q4, it plans to launch the 850-unit residential project at City Square in Kitchener Road. The City Square project also comprises a separate parcel of land with about 721,000 sq ft of retail space. The property has a low book cost and should yield good profits when it is sold.

Provisional Planning approvals for both the Marina Project and the City Square Project have been obtained.

The Group continued with its selective replenishment of its landbank by acquiring two adjoining land parcels at Mount Emily totalling 128,931 sq ft for a consideration of about $88 million. The acquisition was done through Trevose Crescent Development Pte Ltd, in which the Group has a 50% interest.

Though there are some signs of a bottoming out in the Office sector, the Government's impending release of the Business Financial Centre ("BFC") in May remains a major cause of concern. Whilst the stated intent is to get major financial institutions and MNCs to locate here to boost Singapore's status as a financial hub, there is prevailing fear that the BFC will compete with and cannibalise existing offices. It needs to be emphasized that introducing the BFC project according to the timeline proposed, without securing any new demand for office space, is likely to dash any hope of an early recovery for this sector.

With much effort and hard work, the Group is pleased to have signed on a prestigious anchor tenant to take over the space to be vacated by IBM Singapore at IBM Tower. The new tenant will get naming rights for the building.

Hotel

M&C is undergoing a renewal of leadership with the retirement of its Chief Executive in March 2004. The interim team that has been put together will provide the necessary continuity and their priority would be to bring the earnings back to a healthy position as soon as possible. The experience gained during the most testing trading period will help the team to respond swiftly and effectively to any change in market conditions.

The outlook for the hospitality industry for 2004 is positive. With its well-maintained quality assets in key locations, M&C is well-positioned to benefit from the upturn in the market.

Diversification of Earnings

Over the last few years, as a result of slower market conditions here in Singapore, the Group decided to diversify its earnings streams by identifying real estate opportunities in the region. Together with US Funds, we have selectively invested in Bangkok, Seoul and Tokyo. Going forward, we expect to be more active in this area.

Group Prospects

The Board is confident that the Group will continue to remain profitable in the next 12 months.

11. **Dividend**

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of Dividend	Proposed First & Final
Dividend Type	Cash
Dividend Amount per Share (in cents)	7.5 cents per ordinary share (less tax)
Optional:- Dividend Rate (in %)	15 % per ordinary share (less tax)
Par value of shares	$0.50 per ordinary share
Tax Rate	22%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of Dividend	First & Final
Dividend Type	Cash
Dividend Amount per Share (in cents)	7.5 cents per ordinary share (less tax)
Optional:- Dividend Rate (in %)	15 % per ordinary share (less tax)
Par value of shares	$0.50 per ordinary share
Tax Rate	22%

(c) Date payable

Subject to shareholders' approval at the Annual General Meeting to be held on 29 April 2004, the proposed first and final dividend for 2003 will be payable on 19 May 2004.

(d) **Books closure date**

NOTICE IS HEREBY GIVEN that subject to the shareholders' approval of the payment of a first and final dividend of 15% less 22% Singapore income tax in respect of the financial year ended 31 December 2003 at the Annual General Meeting to be held on 29 April 2004, the Share Transfer Books and Register of Members of the Company will be closed on 7 May 2004. Duly completed registrable transfers received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00p.m. on 6 May 2004 will be registered to determine shareholders' entitlement to the dividend. In respect of shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the said final dividend, if approved, will be paid by the Company to CDP who will distribute the dividend to the holders of the securities accounts.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

	<--------------------The Group-------------------->			
	Revenue		Profit before Tax	
	2003	2002	2003	2002
By Business Segments	S$'000	S$'000	S$'000	S$'000
Property Development	644,679	552,482	42,846	150,790
Hotel Operations	1,461,129	1,493,982	26,745	72,217
Rental Properties	179,368	201,764	129,945	18,574
Others	40,800	40,468	14,281	1,502
	2,325,976	2,288,696	213,817	243,083

Note :

(1) Comparatives have been changed from the previous year to conform with current year's presentation.

14. **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.**

Property Development

Revenue increased by $92.2 million to $644.7 million in 2003 which represented a 16.7% increase over $552.5 million in 2002. The improvement is primarily due to the progressive recognition of sales from Goldenhill Park Condominium, Nuovo Executive Condominium, The Esparis and Savannah CondoPark. However, pre-tax profit fell by $108 million to $42.8 million (2002: $150.8 million) mainly due to allowances made for foreseeable losses on certain development properties of the Group and its jointly controlled entities. There was also better profit contribution from Summerhill and Dahlia in 2002 as these projects were completed in that year.

Hotel Operations

Revenue of $1,461.1 million in 2003 is 2.2% lower than $1,494 million for 2002 and pre-tax profit decreased by $45.5 million to $26.7 million. These resulted from the effect of the SARS outbreak, the Iraq war and the terrorist threats on the hotel business of the Group. Pre-opening costs and ongoing legal fees with respect to the insurance claim for Millenium Hilton of £8.1 million (approx. $23.2 million) which was damaged during the September 11 incident were expensed off in the year. In addition, whilst business interruption income (net of depreciation and expenses) of £6.5 million (approx. $18.6 million) was recognised in 2002, none was recognised in 2003.

Rental Properties

Revenue decreased by 11% to $179.4 million (2002: $201.8 million) primarily due to lower average rental and occupancy rates achieved. Pre-tax profits soared from $18.6 million to $129.9 million mainly due to profits recognised on the sale of Lot 1 Shoppers' Mall by a jointly controlled entity in which the Group has a 50% interest, as well as profit from the disposal of its 50% share in Seoul City Tower Co., Ltd.

Others

Revenue, which comprises mainly income from hotel management, building maintenance contracts, project management, club operations, dividend income and profit from sale of short term investments, remained relatively unchanged at $40.8 million (2002: $40.5 million). Pre-tax profit improved by $12.8 million to $14.3 million (2002: $1.5 million). This is partly due to exchange gain achieved from both dividends paid by foreign subsidiaries and proceeds from the sale of foreign investments which were placed in foreign currency deposits. Exchange differences arising from the foreign currency deposits held by the hotel subsidiaries have been reported under the hotel segment. The improvement in profit is also due to the absence of a one-off restructuring charge of HK$13.5 million (approx. $3 million) incurred in 2002 by a subsidiary.

15. A breakdown of sales.

		<------The Group-------> 2003 S$'000	2002 S$'000	Increase/ (decrease) %
(a)	Sales reported for first half year	1,062,977	1,109,239	(4.2)
(b)	Operating profit after tax before deducting minority interests reported for first half year	50,425	79,622	(36.7)
(c)	Sales reported for second half year	1,262,999	1,179,457	7.1
(d)	Operating profit after tax before deducting minority interests reported for second half year	132,988	120,037	10.8

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year (S$'000)	Previous Full Year (S$'000)
Ordinary	48,390	46,860
Preference	0	0
Total:	48,390	46,860

The first and final dividend for 2003 is subject to the approval of shareholders at the forthcoming Annual General Meeting.

17. Interested Person Transactions.

For the year ended 31 December 2003, the aggregate value of all interested person transactions conducted with Hong Leong Investment Holdings Pte. Ltd. group of companies under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000), amounted to $7,394,775.

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
26/02/2004

MASNET No. 173 OF 26.02.2004
Announcement No. 173

04 MAR -8 AM 7:21

CITY DEVELOPMENTS LIMITED

INTERESTED PERSON TRANSACTIONS – PROVISION OF SHAREHOLDERS' LOANS TO JOINT VENTURES

Pursuant to Clause 916(3) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("**SGX-ST**"), the Directors of City Developments Limited (the "**Company**" or "**CDL**") wish to announce that the Company, its subsidiaries and associated companies over which the Company, its subsidiaries and/or interested persons have control (collectively, the entities at risk, hereinafter known as "**CDL EAR Group**"), have during the financial year ended 31 December 2003:

i. extended shareholders' loans to joint ventures and/or joint venture companies in which its interested persons also have an interest; and
ii. where the Company's subsidiaries and associated companies are joint venture companies, received shareholders' loans from its interested persons having an interest in such joint venture companies,

(collectively, the "**Shareholders' Loans**").

The interested persons in these joint ventures are all associates of Hong Leong Investment Holdings Pte. Ltd. ("**HLIH**"), being subsidiaries of HLIH and/or companies in which HLIH and its subsidiaries have an aggregate interest of 30% or more (collectively, the "**HLIH IP Group**"). The Directors of CDL consider HLIH, a controlling shareholder of CDL, to be CDL's immediate and ultimate holding company.

The aggregate value of all Shareholders' Loans extended during the financial year ended 31 December 2003 and where applicable, the interest accrued during the said financial year on Shareholders' Loans (excluding any transactions less than $100,000) would amount to $29,910,186.

All of the Shareholders' Loans referred to in this Announcement have been extended by all the joint venture parties or shareholders in proportion to their equity interest in the joint venture and on the same terms and conditions, including the interest rate, if any, accrued or to be accrued on the Shareholders' Loans. None of the HLIH IP Group have an existing equity interest in the joint ventures prior to the participation of the CDL EAR Group in the joint ventures.

The Audit Committee of CDL has reviewed the grant of these Shareholders' Loans and is of the view that:

a. the provision of the Shareholders' Loans are not prejudicial to the interests of the Company and its minority shareholders; and
b. the risks and rewards of each of the joint venture are in proportion to the equity interest of each joint venture party and the terms of the joint ventures are not prejudicial to the interests of the Company and its minority shareholders.

Pursuant to Rule 905(2) of the Listing Manual of the SGX-ST, the value of the Shareholders' Loans and applicable accrued interest, when aggregated with all transactions entered into with the HLIH IP Group (excluding transactions less than $100,000) in the financial year ended 31 December 2003 is $147,350,053.40. The total value of all interested person transactions, including the abovementioned transactions with the HLIH IP Group, for the financial year ended 31 December 2003 is $151,362,753.40.

The following Directors of CDL are also directors in one or more companies within the HLIH IP Group:

- Messrs Kwek Leng Beng, Kwek Leng Joo, Tan I Tong, Sim Miah Kian, Chow Chiok Hock, Ong Pang Boon, Kwek Leng Peck and Han Vo-Ta.

Save as disclosed above, none of the Directors of CDL has any interest direct or indirect in the aforesaid transactions.

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries
26 February 2004

Submitted by Enid Ling Peek Fong, Company Secretary on 26/02/2004 to the SGX

MASNET No. 174 OF 26.02.2004
Announcement No. 174

CITY DEVELOPMENTS LIMITED

Proposed One-off Special Cash Dividend, Proposed Bonus Issue of Bonus Warrants and Proposed Renounceable Rights Issue of Preference Shares

Please find attached the announcement issued by City Developments Limited in relation to the abovementioned matters.

Announcement.

Submitted by Enid Ling Peek Fong, Company Secretary on 26/02/2004 to the SGX

CITY DEVELOPMENTS LIMITED

PROPOSED ONE-OFF SPECIAL CASH DIVIDEND, PROPOSED BONUS ISSUE OF BONUS WARRANTS AND PROPOSED RENOUNCEABLE RIGHTS ISSUE OF PREFERENCE SHARES

1. INTRODUCTION

1.1 The Board of Directors of City Developments Limited ("CDL" or "Company") wishes to announce that the Company is proposing (subject to the conditions described in section 6 below):-

(a) a one-off special cash dividend ("Special Cash Dividend") of $0.50 (gross) or $0.39[1] (net) (after deduction of tax at the prevailing rate of 22%) per ordinary share of $0.50 each held in the capital of the Company ("Share"), amounting to an aggregate of approximately $322.6 million[1] (net) (after deduction of tax at the prevailing rate of 22%);

(b) a bonus issue ("Bonus Issue") of up to 82,718,564 bonus warrants ("Bonus Warrants"), on the basis of one (1) Bonus Warrant for every ten (10) Shares held, fractional entitlements to be disregarded; and

(c) a renounceable rights issue ("Rights Issue") of up to 330,874,257 non-redeemable convertible non-cumulative preference shares of $0.05 each in the capital of the Company ("Preference Shares") at an issue price of $1.00 ("Issue Price") for each Preference Share, on the basis of two (2) Preference Shares for every five (5) Shares held, fractional entitlements to be disregarded,

collectively, the "Proposed Transactions".

1.2 An application will be made to the Singapore Exchange Securities Trading Limited ("SGX-ST") for its approval in-principle for the listing of and quotation for the Bonus Warrants, the Preference Shares, the new Shares to be issued upon the exercise of the Bonus Warrants ("New Shares") and the Shares into which the Preference Shares may be converted (please see section 4.4 below for more details) on the Official List of the SGX-ST. An extraordinary general meeting ("EGM") of the Company will be convened to seek the approval of shareholders of the Company ("Shareholders") for, *inter alia*, the Proposed Transactions. The Proposed Transactions are inter-conditional, and none of the Proposed Transactions will be undertaken by the Company unless, *inter alia,* approval for each of them is obtained from Shareholders.

[1] Depending on the prevailing tax rate at the time of payment of the Special Cash Dividend, the net amount after deduction of tax may vary.

1.3 DBS Bank Ltd ("DBS Bank") has been appointed as the Financial Adviser to the Company for the Bonus Issue and the Rights Issue. No underwriting commitment has been arranged with any financial institution for the Rights Issue. Please, however, refer to section 4.6 below relating to the Irrevocable Undertaking.

2. THE SPECIAL CASH DIVIDEND

The Directors propose to seek Shareholders' approval for the declaration of the Special Cash Dividend, being a one-off dividend of $0.50 (gross) or $0.39[1] (net) (after deduction of tax at the prevailing rate of 22%) for each Share held by Shareholders as at the books closure date ("Books Closure Date") to be fixed by the Directors for the purpose of determining the entitlements of Shareholders under the Special Cash Dividend, the Bonus Issue and the Rights Issue. The Special Cash Dividend will amount to an aggregate of approximately $322.6 million[1] (net) (after deduction of tax at the prevailing rate of 22%) and the Company's revenue reserve account will be reduced by such amount prior to completion of the Rights Issue.

Shareholders should note that the payment of the Special Cash Dividend is subject to, and contingent upon, *inter alia*, the approval of Shareholders being obtained for the Bonus Issue and the Rights Issue.

The Special Cash Dividend is a one-off exercise and is in addition to the proposed first and final dividend of 15% less 22% income tax recommended by the Directors for the financial year ended 31 December 2003.

Shareholders whose names appear in the records of The Central Depository (Pte) Limited ("CDP") or the Register of Members of the Company, as the case may be, as at the Books Closure Date, will be entitled to the Special Cash Dividend.

3. THE BONUS ISSUE

3.1 Basis of Bonus Issue

The Bonus Warrants, which are to be constituted in an instrument by way of deed poll ("Deed Poll") and are to be in registered form, are proposed to be issued free to Entitled Shareholders (as defined in section 3.5) on the basis of one (1) Bonus Warrant for every ten (10) Shares held by Shareholders as at the Books Closure Date, fractional entitlements to be disregarded.

Fractional entitlements to any Bonus Warrant which are disregarded and not allotted to Entitled Shareholders will be aggregated and sold on the SGX-ST for the benefit of the Company or otherwise dealt with in such manner as the Directors may, in their absolute discretion, deem fit.

Shareholders should note that the issue of any Bonus Warrants is subject to, and contingent upon, *inter alia*, the approval of Shareholders being received for the declaration of the Special Cash Dividend and the Rights Issue.

3.2 Size of Bonus Issue

Based on the issued and paid-up share capital of the Company of 827,185,643 Shares as at the date of this announcement, up to 82,718,564 Bonus Warrants will be issued pursuant to the Bonus Issue.

3.3 Subscription Rights and Exercise Price

Each Bonus Warrant shall confer on the holder thereof the right to subscribe in cash for one (1) New Share at an exercise price of $2.50 ("Exercise Price"), subject to adjustments under certain circumstances as provided for under the terms and conditions of the Bonus Warrants. Save as may be provided in the Deed Poll, the New Shares will, upon allotment and issue, rank *pari passu* in all respects with the then issued Shares for any dividends, rights, allotments or other distributions, the record date of which falls on or after the relevant date of exercise of the Bonus Warrants.

The Exercise Price is pegged at a discount of approximately 63% to the last traded price of $6.70 per Share on the SGX-ST on the date of this announcement.

The full exercise of the Bonus Warrants would result in the issue of 82,718,564 New Shares, representing approximately 10% of the Company's issued and paid-up share capital as at the date of this announcement.

3.4 Exercise Period

Subject to the terms and conditions of the Bonus Warrants, the Bonus Warrants may be exercised at any time during the period commencing on and including the date of issue of the Bonus Warrants and expiring at 5.00 p.m. on the day immediately preceding the second (2nd) anniversary of such date of issue of the Bonus Warrants. The Bonus Warrants remaining unexercised at the expiry of the exercise period shall lapse and cease to be valid for any purpose.

3.5 Eligibility to Participate in the Bonus Issue

Shareholders with registered addresses in Singapore as at the Books Closure Date or who have, at least five (5) market days prior to the Books Closure Date, provided the Company or CDP (as the case may be) with addresses in Singapore for the purpose of service of notices and documents ("Entitled Shareholders") will be issued free Bonus Warrants on the basis of their shareholdings as at the Books Closure Date. **The Bonus Warrants are to be issued to Entitled Shareholders regardless of whether they accept their provisional allotments pursuant to the Rights Issue.**

For practical reasons and in order to avoid any violation of the securities legislation applicable in countries other than Singapore, the Bonus Warrants will NOT be issued to Shareholders with registered addresses outside Singapore and who have NOT, at least five (5) market days prior to the Books Closure Date, provided to the Company or CDP, as the case may be, with addresses in Singapore for the service of notices and documents ("Foreign Shareholders"). If practicable,

the Company may, at its discretion, arrange for such Bonus Warrants, which would otherwise have been allotted to Foreign Shareholders, to be sold on the SGX-ST and the net proceeds arising therefrom will be dealt with in such way as the Directors may, in their absolute discretion, deem fit.

4. THE RIGHTS ISSUE

4.1 Description

The Rights Issue is proposed to be offered on a renounceable basis at the Issue Price for each Preference Share on the basis of two (2) Preference Shares for every five (5) Shares held by the Shareholders as at the Books Closure Date.

Fractional entitlements to any Preference Share will be disregarded in arriving at the Shareholders' entitlements and will be aggregated and used to satisfy excess applications (if any), or disposed of or otherwise dealt with in such manner as the Directors may, in their absolute discretion, deem fit.

Shareholders should note that the Rights Issue is subject to, and contingent upon, *inter alia*, the approval of Shareholders being received for the declaration of the Special Cash Dividend and the Bonus Issue.

Entitled Shareholders shall be at liberty to accept, decline, renounce or trade their provisional allotments of the Preference Shares and will be eligible to apply for additional Preference Shares in excess of their provisional allotments under the Rights Issue. Provisional allotments which are not taken up for any reason shall be used to satisfy excess applications or be otherwise dealt with in such manner as the Directors may, in their absolute discretion, deem fit, for the benefit of the Company.

The Preference Shares are to be payable in full upon acceptance and/or application. The Preference Shares, when allotted and issued, shall rank:-

(a) *pari passu* without any preference or priority among themselves; and

(b) in priority over the Shares and other classes of shares in the capital of the Company in respect of (i) payment of the Preference Dividend (as defined in section 4.3) and the Additional Preference Dividend (as defined in section 4.4); and (ii) in the event of a winding up or return of capital (except in the case of a buy-back of Shares pursuant to applicable law and the requirements of the SGX-ST) by the Company, any Preference Dividend that has accrued to holders of the Preference Shares and is unpaid, Additional Preference Dividend (whether or not then due) as well as the amount paid up on the Preference Shares (including the premium paid thereon).

The Company may not issue shares which rank, in terms of payment of dividend and return of capital, in priority to the Preference Shares without the consent of the holders of Preference Shares.

Save as described herein and in the terms and conditions of the Preference Shares, holders of the Preference Shares shall have no further rights to participate in the profits or assets of the Company.

The terms and conditions of the Rights Issue (including the terms and conditions of the Preference Shares) are subject to such changes as the Directors may, after discussion with DBS Bank, deem fit. The final terms and conditions of the Rights Issue will be contained in the offer information statement ("Offer Information Statement") to be despatched by the Company to Entitled Shareholders in due course.

4.2 Size of Rights Issue

Based on the issued and paid-up share capital of the Company of 827,185,643 Shares as at the date of this announcement, up to 330,874,257 Preference Shares are proposed to be issued pursuant to the Rights Issue.

4.3 Dividends payable on the Preference Shares

The Preference Shares shall, subject to the terms and conditions thereof, carry the right to receive a non-cumulative preferential cash dividend ("Preference Dividend") out of profits of the Company available for payment of dividends. The Preference Dividend shall be at such rate per annum as may be determined by the Board at its discretion but not exceeding the fixed rate of 3.9% (net) per annum ("Maximum Dividend Rate") of the Issue Price for each Preference Share. The Preference Dividend (when, as and if declared) shall be payable semi-annually in arrears.

The declaration or payment of any Preference Dividend is at the discretion of the Board, which is under no obligation to make any such declaration or payment on any dividend payment date. If the Company does not declare or pay any Preference Dividend, the Company shall not, *inter alia*, declare or pay any dividend on the Shares unless certain conditions (to be set out in the terms and conditions of the Preference Shares) are satisfied.

4.4 Conversion

Any or all of the Preference Shares are convertible into fully-paid Shares **at the sole option of the Company** at any time on or after the second (2nd) anniversary of their issue, upon the Company giving a conversion notice to the holders of the Preference Shares. **The Preference Shares are not convertible into Shares at the option of the holders of the Preference Shares.** The Preference Shares are perpetual securities and there will be no mandatory conversion of the Preference Shares upon the expiry of a specified time period. The Preference Shares are structured such that, *inter alia*, they are convertible at the sole option of the Company and the Preference Dividend is non-cumulative and subject to the Board's declaration, to facilitate the treatment of the Preference Shares as equity instruments in the books of the Company.

Conversion of the Preference Shares shall be at the conversion ratio ("Conversion Ratio") of 0.136 Share for every $0.05 in nominal value of Preference Share (subject to adjustments in certain circumstances to be set out in the terms and conditions of the Preference Shares). For the

purpose of illustration, a holder of 1,000 Preference Shares would, on conversion, be entitled to 136 Shares. For the purpose of conversion, fractions of a Share into which the Preference Shares are converted are to be disregarded. The Conversion Ratio was determined based on a conversion price of approximately $7.35 per Share, representing a premium of approximately 10% over the weighted average closing price of the last five consecutive trading days on the SGX-ST prior to the date of this announcement. For the avoidance of doubt, no adjustment will be made to the Conversion Ratio pursuant to the exercise of any Bonus Warrants.

In the event the Company exercises its right of conversion, the Company shall, subject to the terms and conditions of the Preference Shares, pay to the holders of Preference Shares a one-off additional preferential cash dividend equal to 64% (net) of the Issue Price for each Preference Share ("Additional Preference Dividend"), plus any accrued but unpaid Preference Dividend.

Upon conversion, the Preference Shares will become Shares and from the date of conversion ("Conversion Date"), the rights attached to the Preference Shares are altered, and the Shares into which the Preference Shares are converted will cease to have any preference or priority as set out in the terms thereof, and rank *pari passu* in all respects with the Shares then in issue save for any dividends, rights or other distributions the record date for which is before the Conversion Date.

4.5 Eligibility to Participate in Rights Issue

The Preference Shares are to be provisionally allotted to Entitled Shareholders.

For practical reasons and in order to avoid any violation of securities legislation applicable in countries other than Singapore, the Preference Shares will NOT be offered to Foreign Shareholders. The entitlements to the Preference Shares which would otherwise accrue to Foreign Shareholders will, if practicable, be sold "nil-paid" on the SGX-ST and the net proceeds arising therefrom will be dealt with in accordance with the terms which will be set out in the Offer Information Statement.

4.6 Irrevocable Undertaking

Hong Leong Investment Holdings Pte. Ltd. ("HLIH") and certain of its subsidiaries (collectively, "Existing Major Shareholders") hold, in aggregate, approximately 48.4% of the issued share capital of the Company as at the date of this announcement. HLIH has furnished the Company with an irrevocable undertaking ("Irrevocable Undertaking") pursuant to which HLIH has undertaken to:-

(a) subscribe or procure subscriptions, and/or apply or procure applications (including applications for excess rights), in respect of such number of Preference Shares that remain unsubscribed by Shareholders or their renouncees under the Rights Issue; and

(b) pay and/or procure payment for all the Preference Shares in respect of which HLIH has given the Irrevocable Undertaking.

HLIH is entitled to procure subscription and/or application (including applications for excess rights) by parties which may include companies within the HLIH group, whether or not they are Existing Major Shareholders.

The Irrevocable Undertaking does not prohibit the Existing Major Shareholders from disposing of their Shares or, in respect of their provisional allotments, from disposing or renouncing them to any party (including other companies in the HLIH group) or allowing them to lapse. Notwithstanding the foregoing, HLIH will remain obliged to subscribe or procure subscriptions, and/or to apply or procure applications (including applications for excess rights) under the Rights Issue in accordance with the Irrevocable Undertaking, as described above.

In the event that the Existing Major Shareholders allow their provisional allotments to lapse and/or dispose or renounce all of them to parties outside the HLIH group, and the Rights Issue is fully subscribed by other Shareholders and/or their renouncees, no Preference Shares would be issued to the HLIH group pursuant to the Irrevocable Undertaking. In the event that none of the Preference Shares are subscribed by Shareholders or their renouncees, the maximum 330,874,257 Preference Shares would be issued in full pursuant to the Irrevocable Undertaking, to parties which may include companies within the HLIH group, whether or not they are Existing Major Shareholders. Should disposal of the Existing Major Shareholders' provisional allotments take place, there may be a large amount of provisional allotments available in the market during the "nil-paid" rights trading period. Companies within the HLIH group (including companies other than the Existing Major Shareholders) may purchase provisional allotments from the market during the "nil-paid" rights trading period.

The obligations of HLIH under the Irrevocable Undertaking referred to in sub-paragraphs (a) and (b) above are conditional upon, *inter alia*, at any time up to but excluding the date of the EGM to be convened to approve the Proposed Transactions (or any adjournment thereof), (i) there being no change in, or in the interpretation or application of, or introduction of, any legislation, regulation, policy, directive or guideline (whether or not having the force of law) by the Monetary Authority of Singapore, the SGX-ST, the Securities Industry Council or any other governmental body in Singapore; and (ii) there being no change in monetary, political, financial or economic conditions in Singapore or internationally, as would in the opinion of HLIH (reasonably held and exercised in good faith) (aa) materially and adversely affect or is likely to materially and adversely affect the Proposed Transactions; or (bb) materially and adversely affect or is likely to materially and adversely affect the business or prospects of the Company and its subsidiaries taken as a whole.

HLIH has also undertaken, subject to the satisfaction or waiver of the condition referred to in the immediately preceding paragraph, to vote and to procure the other Existing Major Shareholders to vote, each of their entire shareholdings in the Company as at the date of the EGM in favour of all the resolutions which are to be proposed at the EGM to approve, *inter alia*, the Proposed Transactions.

In view of the Irrevocable Undertaking, the Rights Issue is not underwritten by any financial institution.

5. **PURPOSE OF THE PROPOSED TRANSACTIONS AND THE USE OF PROCEEDS**

5.1 The Special Cash Dividend is to reward Shareholders for their loyalty to and continuing support for the Company. In addition, the Special Cash Dividend payable to Shareholders and dividends payable to holders of the Preference Shares (on or before 31 December 2007) allow the Company to pass on its Section 44A tax credits, if any, to Shareholders and holders of the Preference Shares respectively.

5.2 Assuming that all Bonus Warrants are exercised, the proceeds from the Bonus Issue will amount to approximately $206.8 million. The actual amount of proceeds received by the Company from the exercise of the Bonus Warrants will depend on the extent to which such Bonus Warrants are exercised.

5.3 The Directors are of the view that the Bonus Issue will provide Entitled Shareholders with the opportunity to increase their equity investment in the Company by subscribing for New Shares through the exercise of the Bonus Warrants. In addition, as and when the Bonus Warrants are exercised, the proceeds arising from the issue of the New Shares will strengthen the Company's capital base and working capital position. It is currently anticipated that the proceeds from the subscription of New Shares will be used for general working capital.

5.4 The Rights Issue provides the Entitled Shareholders with an opportunity to re-invest in the Preference Shares, a marketable security with a reasonable yield (assuming the Preference Dividend at the Maximum Dividend Rate in respect of each dividend period is declared by the Board which is under no obligation to do so). The Rights Issue will also allow the Company to raise equity funds at a reasonable cost. The net proceeds of the Rights Issue will be approximately $329.9 million and are expected to be used to fund the payment of the Special Cash Dividend, including interest payable on any temporary financing that may be obtained by the Company to pay the Special Cash Dividend.

5.5 Pending the deployment of the net proceeds for the purposes mentioned above, the net proceeds arising from the exercise of the Bonus Warrants and the net proceeds of the Rights Issue may be deposited with banks and/or financial institutions, invested in short-term money market instruments and/or marketable securities, or used for any other purpose on a short-term basis, as the Directors may, in their absolute discretion, deem fit.

6. **CONDITIONS OF THE PROPOSED TRANSACTIONS**

The Proposed Transactions are subject to, *inter alia*:-

(a) the approval in-principle of the SGX-ST for the listing of and quotation for the Bonus Warrants, the Preference Shares, the New Shares and the Shares into which the Preference Shares may be converted on the Official List of the SGX-ST;

(b) the approval of Shareholders at the EGM for each of the Proposed Transactions; and

(c) lodgment of the Offer Information Statement with the Monetary Authority of Singapore.

7. INCREASE IN AUTHORIZED SHARE CAPITAL OF THE COMPANY AND AMENDMENTS TO THE MEMORANDUM AND THE ARTICLES OF ASSOCIATION

In conjunction with the Rights Issue, it is proposed that the authorized share capital of the Company be increased from $2,000,000,000 to $2,050,000,000 to cater to the creation of the Preference Shares. Amendments are proposed to be made to the Memorandum and Articles of Association of the Company to reflect the increase in the authorized share capital of the Company and to provide for the rights, benefits, and privileges of holders of Preference Shares. It is also proposed that certain other provisions of the Articles be amended for streamlining and updating, in view of recent changes to the relevant laws and regulations.

8. SHARE PURCHASE MANDATE AND SHARE ISSUE MANDATE

The Company also proposes to seek Shareholders' approval at the EGM for:-

(a) a mandate to authorize the Directors to exercise all powers of the Company to purchase or acquire its issued Shares and/or Preference Shares (to be issued pursuant to the Rights Issue) ("Share Purchase Mandate"); and

(b) a mandate to be given to the Directors to: (i) issue Shares (whether by way of rights, bonus or otherwise); and/or (ii) make or grant offers, agreements or options that might or would require Shares to be issued and (notwithstanding that the authority so conferred may have ceased to be in force) issue Shares in pursuance of such offers, agreements or options made or granted while the authority was in force ("Share Issue Mandate").

9. CIRCULAR TO SHAREHOLDERS

The circular (enclosing the Notice of EGM) setting out details of the Proposed Transactions, the increase in authorized share capital of the Company and amendments to the Memorandum and Articles of Association of the Company, the Share Purchase Mandate and the Share Issue Mandate will be despatched to Shareholders in due course.

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

26 February 2004

MASNET No. 177 OF 26.02.2004
Announcement No. 177

CITY DEVELOPMENTS LIMITED

Request for Lifting of Trading Halt

Date of Lifting of Trading Halt:	27/02/2004
Time of Lifting of Trading Halt:	0900 hours

Submitted by Enid Ling Peek Fong, Company Secretary on 26/02/2004 to the SGX

MASNET No. 112 OF 27.02.2004
Announcement No. 112

CITY DEVELOPMENTS LIMITED

S$700, 000, 000 Medium Term Note Programme (the "Programme") - SERIES NO. 011 FOR S$50, 000, 000 3.50% PER ANNUM UNSECURED FIXED RATE NOTES DUE 2004

We refer to the S$50,000,000 in principal amount of Unsecured Fixed Rate Notes Due 2004 (the "Series No. 011 Notes") of City Developments Limited (the "Issuer") issued pursuant to the Programme on 2 March 2001 and listed on the Singapore Exchange Securities Trading Limited.

Pursuant to Rule 747 of the Listing Manual, we hereby announce that the maturity date of the Series No. 011 Notes is 2 March 2004 and the Series No. 011 Notes will accordingly be redeemed and cancelled on 2 March 2004 by the Issuer.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Submitted by Enid Ling Peek Fong, Company Secretary on 27/02/2004 to the SGX